SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 17, 2009

Press Release dated December 18, 2009

Press Release dated December 19, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: December 31, 2009

Eni: Financial Calendar 2010

Review and announcement of 2010 financial results

San Donato Milanese (Milan), December 17, 2009 - Eni announces the dates for the publication of its 2010 financial results as approved by the Board of Directors and Shareholders’ Meeting:

Fourth quarter 2009 results and preliminary financial statements at December 31, 2009 Dividend announcement for the 2009 financial year	Board of Directors review	February 11, 2010
	Press Release and conference call**	February 12, 2010
Eni consolidated financial statements at December 31, 2009 and Eni SpA draft financial statements at December 31, 2009 Dividend proposal for 2009	Board of Directors approval	March 11, 2010
	Press Release and Strategy Presentation	March 12, 2010
First quarter 2010 results	Board of Directors review	April 23, 2010
	Press Release and conference call**	April 23, 2010
Amendments to Eni By-laws	Extraordinary Shareholders’ Meeting	April 23, 2010 (first call) April 27, 2010 (second call) April 29, 2010 (third call)
Eni SpA financial statements at December 31, 2009	Ordinary Shareholder’s Meeting	April 27, 2010 (first call) April 29, 2010 (second call)
	Press Release	April 29, 2010

Second quarter 2010 results and interim financial report at June 30, 2010 Interim dividend announcement for the financial year 2010	Board of Directors approval	July 28, 2010
	Press Release and conference call*	July 28, 2010
Board resolution on 2010 interim dividend	Board of Directors approval	September 9, 2010
	Press Release	September 9, 2010
Third quarter 2010 results	Board of Directors review	October 28, 2010
	Press Release and conference call*	October 28, 2010

_____________________

* Press Releases will be issued at the end of the Board of Director’s meeting (trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.
** Press Releases will be issued in the morning (non trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance dividend for the 2009 financial year will be paid on May 27, 2010 (ex-dividend date: May 24, 2010) and the interim dividend for the 2010 financial year will be paid on September 23, 2010 (ex-dividend date: September 20, 2010).

Any amendments to the above calendar will be notified to the market.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.com

Eni executes the sale and purchase agreement for the acquisition of Heritage’s 50% interest in blocks 1 and 3A in Uganda

San Donato Milanese (Milan), December 18, 2009 - Eni and Heritage have signed the Sale and Purchase Agreement for the assignment of Heritage’s 50% interest and operatorship in blocks 1 and 3A in Uganda, for a total amount of 1.35 billion US dollars, following the agreement reached last November by the two companies. An additional deferred consideration of US$150 million, in cash or assets, is also foreseen provided certain conditions are met in the future.

Through the acquisition of blocks 1 and 3A, which are located in the Lake Albert basin, considered one of the most important onshore African sedimentary basins, Eni expects to contribute to the development of material reserves already discovered and the further exploration potential. This effort will require great synergy with Uganda's infrastructure programs, in respect of which Eni intends to play a leading role in partnership with the local Authorities.

Such effort will also require significant financial resources and technical and operational capabilities which are of strategic importance for the economic and social growth of the Country.

The assignment is subject to certain conditions precedents, including approval by Heritage’s shareholders in a meeting which will be convened by the end of January, and consent by the competent authorities of the Republic of Uganda, which has been supportive of the transaction since the beginning of the process. Heritage’s directors are unanimously committed to recommend the transaction to their shareholders.

Tullow Oil, which holds the remaining 50% interest in blocks 1 and 3A, has 30 days to exercise pre-emption right by accepting all terms and conditions of the agreed SPA without any reservation or condition.

Eni has been present in the Sub-Saharan region since the 1960s, and is currently also an operator in the main oil-producing countries of Angola, Ghana, Nigeria, Republic of Congo, Gabon and Mozambique. Eni's operated production in the region amounts to about 450,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.com

Eni: statement on press speculation regarding shareholding in Snam Rete Gas

San Donato Milanese (Milan), December 19, 2009 - With relation to today’s press speculation regarding Eni’s shareholding in Snam Rete Gas’ share capital, Eni makes clear that for some time it has been studying a variety of projects aimed at rationalizing its portfolio of regulated assets. However, none of the above mentioned projects has to date reached a stage which would allow the company to fully assess them or for its governing bodies to pass any resolution related to them.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.com